 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* White, David K. (Last) (First) (Middle) Horizon Health Corporation 1500 Waters Ridge Drive (Street) Lewisville, TX 75057-6011 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Horizon Health Corporation HORC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/31/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President, Operations
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/31/2003		M		570	A	$7.00		D
Common Stock	03/31/2003		M		1,600	A	$7.00		D
Common Stock	03/31/2003		M		4,000	A	$7.75		D
Common Stock	03/31/2003		M		400	A	$7.75		D
Common Stock	03/31/2003		M		2,000	A	$5.50		D
Common Stock	03/31/2003		M		400	A	$7.00		D
Common Stock	03/31/2003		S		8,970	D	$17.286	2,583	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$7.00	03/31/2003		M			570	(n.1)	08/15/06	Common Stock	570		0; (n.7)	D
Employee Stock Option (Right to Buy)	$7.00	03/31/2003		M			1,600	(n.2)	08/31/08	Common Stock	1,600		3,200; (n.7)	D
Employee Stock Option (Right to Buy)	$7.75	03/31/2003		M			4,000	(n.3)	05/16/09	Common Stock	4,000		4,000; (n.7)	D
Employee Stock Option (Right to Buy)	$7.75	03/31/2003		M			400	(n.4)	03/18/09	Common Stock	400		1,200; (n.7)	D
Employee Stock Option (Right to Buy)	$5.50	03/31/2003		M			2,000	(n.5)	10/31/09	Common Stock	2,000		8,000; (n.7)	D
Employee Stock Option (Right to Buy)	$7.00	03/31/2003		M			400	(n.6)	09/01/08	Common Stock	400		800; (n.7)	D

Explanation of Responses:

(n.1)These options are part of a grant that vest in equal annual installments on the grant anniversary date in each of 5 consecutive years, commencing on August 15, 1998.
(n.2)These options are part of a grant that vest in equal annual installments on the grant anniversary date in each of 5 consecutive years, commencing on September 1, 2000.
(n.3)These options are part of a grant that vest in equal annual installments on the grant anniversary date in each of 4 consecutive years, commencing on May 17, 2001.
(n.4)These options are part of a grant that vest in equal annual installments on the grant anniversary date in each of 5 consecutive years, commencing on March 19, 2001.
(n.5)These options are part of a grant that vest in equal annual installments on the grant anniversary date in each of 5 consecutive years, commencing on November 1, 2001.
(n.6)These options are part of a grant that vest in equal annual installments on the grant anniversary date in each of 5 consecutive years, commencing on September 1, 2000.
(n.7)Excludes previosuly reported options with different exercise prices, vesting terms and expiration dates.

By:	Date:
/s/ David K. White	04/02/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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